Mail Stop 3561

May 19, 2009

Richard A. Baker, Chief Executive Officer
NRDC Acquisition Corp.
3 Manhattanville Road
Purchase, NY 10577

> **Re: NRDC Acquisition Corp.**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed March 13, 2009**
> **File No. 001-33749**

Dear Mr. Baker:

We have reviewed your filings and have the following comment. In our comment we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Signatures

1.   Please include the signature of your controller or principal accounting officer as required by Form 10-K. See Instruction D(2)(a) to Form 10-K. If your Controller or Principal Accounting Officer has signed the Form 10-K, but the signature page does not indicate that the person signing occupies that position, then please confirm in a supplemental letter that your Controller or Principal Accounting Officer has signed the form and that in future filings you will indicate each capacity in which the officers are signing the report. See Instruction D(2)(b) to Form 10-K. If you file an amendment for comment two below, please include your Controller or Principal Accounting Officer's signature.

Exhibits 31.1 and 31.2

2.   We note your certifications at Exhibits 31.1 and 31.2 do not reflect the introductory language of paragraph 4 as required by Item 601(b)(31) of Regulation S-K. Please amend your Form 10-K to conform your certifications to that in Item 601(b)(31) of Regulation S-K. Rather than file a full amendment, you may file an abbreviated amendment to your Form 10-K consisting of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4, and 5 of these certifications.

* * * * *

Closing Comments

        As appropriate, please respond to our comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

        Questions may be directed to Steven Lo, the primary accounting examiner for this filing, at (202) 551-3394 or Ryan Milne, Accounting Branch Chief, at (202) 551-3688 for accounting issues and Edwin S. Kim, the primary legal examiner for this filing, at (202) 551-3297 or me at (202) 551-3790 all other issues.

Sincerely,

John Reynolds
Assistant Director

Fax: (914) 694-5448